UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

LEXENT INC.

(Name of the Issuer)

LEXENT INC.
LX MERGER CORP.
HUGH J. O’KANE, JR.
KEVIN M. O’KANE
BRUCE LEVY
NOAH FRANZBLAU

(Name of Persons Filing Statement)

COMMON STOCK, $.001 PAR VALUE PER SHARE

(Title of Class of Securities)

52886Q 10 2

(CUSIP Number of Class of Securities)

Hugh J. O’Kane, Jr.	Noah Franzblau, Esq.
Chairman	Secretary and General Counsel
Lexent Inc.	Lexent Inc.
Three New York Plaza	Three New York Plaza
New York, New York 10004	New York, New York 10004
(212) 981-0700	(212) 981-0700

(Names, Addresses and Telephone Numbers of Persons
Authorized to Receive Notices and Communications on Behalf
of Persons Filing Statement)

With copies to:

Steven M. Skolnick, Esq.	James B. Carlson, Esq.
Lowenstein Sandler PC	Mayer, Brown, Rowe & Maw LLP
65 Livingston Avenue	1675 Broadway
Roseland, New Jersey 07068	New York, New York 10019-5820
(973) 597-2500	(212) 506-2500

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”)
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$38,896,335	$3,147

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

Estimated for the purposes of calculating the filing fee only. Proposed maximum aggregate value of transaction: $38,896,335 (calculated on the basis of 25,498,070 shares of Lexent Inc. common stock outstanding, which represents the maximum number of shares that will be acquired in the transaction, multiplied by the $1.50 per share merger consideration, plus the difference between $1.50 and the strike price of options to acquire 696,148 shares of Lexent Inc. common stock. These shares include shares of Lexent Inc. common stock owned by Hugh J. O’Kane, Jr., Lexent’s Chairman, and Kevin M. O Kane, Lexent’s Chief Executive Officer and Vice Chairman, that will not be contributed by them to LX Merger Corp. prior to the completion of the transaction.)

☒	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $3,147
Form or Registration No.: Schedule 14A
Filing Party: Lexent Inc.
Date Filed: July 31, 2003

INTRODUCTION

     This Amendment No. 3 to Schedule 13E-3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Initial 13E-3”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 31, 2003 (and amended and supplemented by a filing with the SEC of Amendment No. 1 on September 19, 2003 and Amendment No. 2 on October 22, 2003) by LX Merger Corp., a Delaware corporation, Lexent Inc. (“Lexent”), a Delaware corporation and the issuer of the equity securities that are the subject of a Rule 13e-3 transaction, Hugh J. O’Kane, Jr., Lexent’s Chairman, Kevin M. O’Kane, Lexent’s Chief Executive Officer and Vice Chairman, Bruce Levy, Lexent’s President and Chief Operating Officer and Noah Franzblau, Lexent’s Vice President, Secretary and General Counsel (collectively, the “Filing Parties”), in connection with the Agreement and Plan of Merger, dated as of July 9, 2003, by and among LX Merger Corp. and Lexent, as amended on November 5, 2003 by the First Amendment to Agreement and Plan of Merger (the “Agreement”). Pursuant to the Agreement, LX Merger Corp. will merge with and into Lexent (the “Merger”), with Lexent as the surviving corporation. As a result of the Merger, Lexent will be a private company owned by Messrs. O’Kane and O’Kane.

     If the Merger is completed, each outstanding share of common stock (“Common Stock”) of Lexent, par value $.001 per share, will be converted into the right to receive $1.50 in cash, without interest, except that treasury shares held by Lexent and shares of Common Stock held by LX Merger Corp. (including certain shares contributed to LX Merger Corp. by Messrs. O’Kane and O’Kane; the number of which has not yet been determined but which cannot exceed 20% of their current ownership in accordance with the stipulation of settlement for the litigation challenging the merger) immediately prior to the effective time of the Merger will be canceled without any payment therefor. Holders of Common Stock who properly exercise appraisal rights in accordance with Delaware law will receive cash in the amount of the appraised value of their shares of Common Stock, which may be higher or lower than, or the same as, the $1.50 per share being paid as the merger consideration. Each holder of stock options to purchase Common Stock (whether or not presently exercisable) will receive in cash, without interest, for each share of common stock subject to such option, the excess, if any, of $1.50 per share over the exercise price per share of such option, less any applicable withholding taxes. To the extent that the exercise price of such stock option is greater than or equal to $1.50, such stock option will be terminated and canceled without any consideration being payable to the holder of such option.

     In February 2003, eight Lexent stockholders entered into letter agreements with Messrs. O’Kane and O’Kane, under which each such stockholder agreed to support and cooperate with, and granted an irrevocable proxy to vote his or her shares of Lexent common stock and/or options to purchase shares of Lexent common stock, to Messrs. O’Kane and O’Kane, in connection with the merger. The letter agreements terminated by their terms on November 13, 2003 and will not be renewed.

     Concurrently with the filing of this Statement, Lexent is filing a Definitive Proxy Statement on Schedule 14A with respect to its solicitation of proxies in connection with the special stockholders meeting at which its stockholders will consider and vote on a proposal to adopt the Agreement and approve the Merger. All references to the “Proxy Statement” contained in the 13E-3 Statement are references to that Definitive Proxy Statement. The Definitive Proxy Statement is Exhibit (a) hereto and a copy of the Agreement is attached thereto as Appendix A.

     In accordance with the rules of the SEC, the Filing Parties are providing the information set forth below. The SEC requires any issuer and its affiliated parties engaged in a “going private” transactions such as the Merger, to file with it a Transaction Statement on Schedule 13E-3. Mr. Levy and Mr. Franzblau may be deemed to be engaged in the Merger under the rules of the SEC because they currently hold management positions at Lexent and will each continue to hold management positions at Lexent after the completion of the Merger. Therefore, Lexent, LX Merger Corp., Messrs. O’Kane and O’Kane, Mr. Levy and Mr. Franzblau are filing this Amendment No. 3 to Schedule 13E-3 with the SEC. The information in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference in response to all items of this Statement. This Statement also incorporates by reference information from Lexent’s periodic filings with the SEC.

Item 2. Subject Company Information

(b) As of October 27, 2003, there were 42,290,561 shares of Lexent’s common stock, par value $0.001 per share, issued and outstanding. The information contained in the sections of the Proxy Statement entitled “INFORMATION ABOUT LEXENT – Price Range of Lexent Common Stock” and “SPECIAL MEETING OF STOCKHOLDERS PROCEDURES— Voting Rights” is incorporated herein by this reference.

Item 13. Financial Statements

(a) The information contained in the following sections of the Proxy Statement is incorporated herein by this reference: “INFORMATION ABOUT LEXENT – Lexent Inc. Selected Financial Data,” “OTHER MATTERS — Available Information,” “INFORMATION INCORPORATED BY REFERENCE,” “Appendix F: Annual Report on Form 10-K for the Year Ended December 31, 2002,” and “Appendix G: Quarterly Report on Form 10-Q for the Three Months Ended September 30, 2003.”

Item 16. Exhibits

(a) The Definitive Proxy Statement, as filed by Lexent, incorporated herein by this reference. This Exhibit (a) replaces and supersedes Exhibit (a) previously incorporated by reference.

(b) Not applicable.

(c)(1) Opinion of Rodman & Renshaw, Inc. (“Rodman & Renshaw”), dated July 9, 2003, incorporated herein by reference to Appendix C to the Proxy Statement.

(c)(2) Fairness Opinion Presentation by Rodman & Renshaw to the Board of Directors of Lexent, dated July 9, 2003, previously filed as Exhibit (c)(2) of Amendment No. 1 to the Initial 13E-3 filed with the SEC on September 19, 2003.

(c)(3) Preliminary Draft Presentation by Rodman & Renshaw, dated April 3, 2003, previously filed as Exhibit (c)(3) of Amendment No. 2 to the Initial 13E-3 filed with the SEC on October 22, 2003.

(c)(4) Preliminary Draft Presentation by Rodman & Renshaw, dated April 16, 2003, previously filed as Exhibit (c)(4) of Amendment No. 2 to the Initial 13E-3 filed with the SEC on October 22, 2003.

(c)(5) Preliminary Draft Presentation by Rodman & Renshaw, dated April 21, 2003, previously filed as Exhibit (c)(5) of Amendment No. 2 to the Initial 13E-3 filed with the SEC on October 22, 2003.

(d)(1) Agreement and Plan of Merger, dated as of July 9, 2003, between Lexent, Inc., and LX Merger Corp., incorporated herein by this reference to Appendix A to the Proxy Statement.

(f) The information contained in the sections entitled “The Merger—Appraisal Rights” and “Appendix D: Section 262 of the General Corporation Law of the State of Delaware” in the Proxy Statement is incorporated herein by this reference.

(g) Not applicable.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEXENT INC.

	By:	/s/ Bruce Levy

Name: Bruce Levy
Title: President and Chief Operating Officer

LX MERGER CORP.

	By:	/s/ Kevin M. O’Kane

Name: Kevin M. O’Kane
Title: Vice President

/s/ Kevin M. O’Kane

Kevin M. O’Kane

/s/ Hugh J. O’Kane, Jr.

Hugh J. O’Kane, Jr.

/s/ Bruce Levy

Bruce Levy

/s/ Noah Franzblau

Noah Franzblau

Dated: November 20, 2003

Exhibit Index

Exhibit Number	Description

(a)	The Definitive Proxy Statement, as filed by Lexent, incorporated herein by this reference. This Exhibit (a) replaces and supersedes Exhibit (a) previously incorporated by reference.
(b)	Not applicable.
(c)(1)	Opinion of Rodman & Renshaw, Inc. (“Rodman & Renshaw”), dated July 9, 2003, incorporated herein by reference to Appendix C to the Proxy Statement.
(c)(2)	Fairness Opinion Presentation by Rodman & Renshaw to the Board of Directors of Lexent, dated July 9, 2003, previously filed as Exhibit (c)(2) of the Initial 13E-3 filed with the SEC on July 31, 2003.
(c)(3)	Preliminary Draft Presentation by Rodman & Renshaw, dated April 3, 2003, previously filed as Exhibit (c)(3) of Amendment No. 2 to the Initial 13E-3 filed with the SEC on October 22, 2003.
(c)(4)	Preliminary Draft Presentation by Rodman & Renshaw, dated April 16, 2003, previously filed as Exhibit (c)(4) of Amendment No. 2 to the Initial 13E-3 filed with the SEC on October 22, 2003.
(c)(5)	Preliminary Draft Presentation by Rodman & Renshaw, dated April 21, 2003, previously filed as Exhibit (c)(5) of Amendment No. 2 to the Initial 13E-3 filed with the SEC on October 22, 2003.
(d)(1)	Agreement and Plan of Merger, dated as of July 9, 2003, between Lexent, Inc., and LX Merger Corp., incorporated herein by this reference to Appendix A to the Proxy Statement.
(f)	The information contained in the sections entitled “The Merger—Appraisal Rights” and “Appendix D: Section 262 of the General Corporation Law of the State of Delaware” in the Proxy Statement is incorporated herein by this reference.
(g)	Not applicable.